		Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2013	2012
	(In millions, except for ratio)
Earnings:
Income from continuing operations before income taxes	$310	$260
Income from equity investees	(6)	(7)
Income before income taxes before adjustment for income from equity investees	304	253
Add:
Fixed charges	152	146
Distributed income of equity investees	7	6
Allowance for funds used during construction (AFUDC)	—	(1)
Income as adjusted	$463	$404

Fixed Charges:
Interest and Debt Expense, Net per Statements of Income (Includes Amortization of Debt Discount, Premium and Debt Issuance Costs)	$151	$145
Add:
Portion of Rents Representative of the Interest Factor	1	1
Fixed Charges	$152	$146

Ratio of Earnings to Fixed Charges	3.0	2.8